GETTING READY CORPORATION
                                8990 WEMBLY COURT
                             SARASOTA, FLORIDA 34238
                            Telephone (941) 966-6955

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Cheryl Grant

Re:   Getting Ready Corporation
      Registration Statement on Form SB-2
      File number 333-119010

Ladies and Gentlemen:

      Pursuant to Rule 477 (a) under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of the aforedescribed Registration Statement, together with all exhibits thereto. The Registration Statement was filed with the Commission on September 15, 2004.

      The Registration Statement was filed to register shares of the Company's common stock for distribution to certain shareholders of Celerity Systems, Inc. The Registration Statement is being withdrawn in response to Staff comments concerning the Company's ability to effect the distribution.

      The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

      It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

      The Registration Statement has never been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any questions, please do not hesitate to contact Arthur S. Marcus, legal counsel to the Company, at (212) 752-9700.

                                                         Sincerely,


                                                         /s/ Sheldon R. Rose
                                                         -----------------------
                                                         Sheldon R. Rose
                                                         CEO

cc:   Arthur S. Marcus